EXHIBIT 99.1

Evaxion to present broad biomarker data from phase 2 trial with personalized cancer vaccine EVX-01 at the SITC 2026 Annual Meeting

  New data from the phase 2 trial with EVX-01 to be presented in both an oral and poster session

COPENHAGEN, Denmark, November 3, 2026 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company developing novel immunotherapies with its pioneering AI-Immunology™ platform, will present new biomarker data from its phase 2 trial with personalized cancer vaccine EVX-01 at the Society for Immunotherapy of Cancer (SITC) 2026 Annual Meeting, taking place in Phoenix, Arizona, November 4-8, 2026.

The new data includes analysis of broad systemic immunomodulatory effects of EVX-01 plus pembrolizumab beyond vaccine-specific T-cell responses. It will be presented in both an oral and poster session at the SITC meeting.

To further understand the immunological mechanisms underlying EVX-01 activity, we performed longitudinal immune profiling of treated patients. The analyses included characterization of vaccine-specific T-cell responses together with profiling of systemic, treatment-associated immune responses. These data provide insights into the magnitude, quality, durability, and systemic impact of EVX-01-induced immunity in advanced melanoma.

SITC oral and poster presentation details:

  Abstract title: EVX-01 personalized AI-designed vaccine plus pembrolizumab induce neoantigen-specific T-cell responses and systemic immune modulation in advanced melanoma
  Abstract#: 502

Oral presentation:

  Session:  105b: Rapid Oral - Clinical 1
  Location: Phoenix Convention Center, West Building-300 Level - 301BC
  Date/Time: Friday, November 6, 2026, 12:30-1:30pm MT / 20.30-21.30 CET
  Presenter:  Mads Lausen, Senior Scientist at Evaxion

Poster presentation:

  Session: Poster Session
  Location: Phoenix Convention Center, North Building-Lower Level - Exhibition Halls 4-6
  Date/Time: Saturday, November 7, 2026, 12:30-1:30pm & 6:40-8:10pm MT / 20:30-21:30 CET & 02:40-04:10 CET (Sunday, November 8)
  Presenter:  Mads Lausen, Senior Scientist at Evaxion

About the phase 2 trial
The phase 2 trial investigated EVX-01 in patients with advanced melanoma (skin cancer). Each patient enrolled in the trial received a unique vaccine designed with Evaxion’s AI-Immunology™ prediction platform and manufactured based on their individual biology.

At two-year follow-up, the trial demonstrated an Objective Response Rate (ORR) of 75% as 12 out of 16 patients had objective clinical responses, with four patients obtaining a complete response. Clinical and T-cell responses were sustained at three-year follow-up. 89% of the EVX-01 neoantigen targets triggered a tumor-specific immune response in the patients.

In the first two-years, patients received EVX-01 in combination with MSD’s (Merck & Co., Inc., Rahway, NJ, USA) anti-PD-1 therapy, KEYTRUDA® (pembrolizumab). In the third year, a subset of patients received EVX-01 as stand-alone therapy. KEYTRUDA® is a registered trademark of Merck Sharp & Dohme LLC, a subsidiary of Merck & Co., Inc., Rahway, NJ, USA.

About EVX-01
EVX-01 is a personalized peptide-based cancer vaccine intended for first-line treatment of multiple advanced solid cancer tumors. It is currently being evaluated as a treatment of advanced melanoma and is Evaxion’s lead clinical asset.

Designed with our AI-Immunology™ platform, EVX-01 is tailored to target the unique tumor profile and immune characteristics of each patient. It engages the patient's immune system by mounting a targeted response against tumor-specific neoantigens.

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion
Evaxion is a pioneering clinical-stage TechBio company based upon its proprietary, clinically validated and scalable AI platform, AI-Immunology™. The platform harnesses the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer as well as infectious and autoimmune diseases.

With AI-Immunology™ we conduct rapid, efficient and high-quality target discovery, drug design and development. Our team of +40 experts covers the entire value chain from target discovery to clinical development.

We have developed a pipeline of both personalized and off-the-shelf cancer vaccine candidates as well as prophylactic vaccine candidates for infectious diseases. All our candidates address high unmet medical needs, reflecting our commitment to transforming patients’ lives by providing innovative and targeted treatment options.

For more information about Evaxion, AI-Immunology™ and our pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.